PREMIUM NICKEL RESOURCES LTD. REPORTS INITIAL ASSAYS FROM SELEBI
NORTH UNDERGROUND DRILLING IN BOTSWANA

9.25 metres of 1.78% NiEq (1.35% Ni; 0.67% Cu; 0.07% Co)

Toronto, Ontario, November 14, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to report initial assay results from drilling at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North mine in Botswana. In reporting the 50+ drill holes over the coming months, we expect to report a range of results as certain drill holes will target the centers of mineralization while others will focus on defining the limits of mineralization.  Highlights and detailed results of the initial assay results are shown below along with accompanying visuals including drill core photos for assays pending accessible via Figure 1, Figure 2, Figure 3, Figure 4, Figure 5. To view the 3D modeling, please visit the following link https://vrify.com/decks/14596.

Highlights include:

  SNUG-23-025 (South Limb): 9.25 metres of 1.78% NiEq (1.35% Ni; 0.67% Cu; 0.07 % Co)
  SNUG-23-018 (N2 Limb): 9.85 metres of 1.28% NiEq (0.77% Ni; 0.95% Cu; 0.04% Co)
    including 5.6 metres of 1.06% NiEq (0.50% Ni; 1.13% Cu; 0.03% Co)
    and 2.45m of 2.24% NiEq (1.75% Ni; 0.72% Cu; 0.09% Co)
  Identification of the down plunge extension of a zone that was previously thought to have been pinched off. More drilling is required.
  Significant grades and widths of mineralization intercepted up to 510m down plunge of existing mine infrastructure, including intercepts occurring below the historic mineralization wireframe

Keith Morrison, CEO, commented: "The historic resource at Selebi North was prioritized for underground drilling due to its grade, size, proximity to existing infrastructure and the potential for the quickest and most cost-effective path to production. It represents a relatively small portion of the historic Selebi-Phikwe mine resources (see "Historic Resource Estimate" below). The historic Selebi North resource contains three identified mineralized zones referred to as the N2, N3 and South Limb. These distinctive but proximal zones were all produced historically and vary significantly in size and grade.

PNRL's underground drilling program at Selebi North has three objectives, being to complete a Mineral Resource Estimation ("MRE") prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101");
  demonstrate up-side potential through drilling down-plunge of the historic resource; and
  conduct exploration drill testing of priority borehole electromagnetic ("BHEM") targets.

As we continue to progress, we anticipate being able to provide a range of results and the context of each drill hole. In addition, each drill hole is expected to provide new geoscience data, including geology, structure, geochemistry and geophysics, which data is expected to be integrated and applied to testing our deeper structural and BHEM conductance targets in a systematic manner at Selebi North.

Assays are being received in the order that holes have been prioritized, completed and sampled. Drilling is planned from seven drill bays that are located to delineate different areas of the deposit. Drilling from each bay is optimized for distance and perpendicular core angles when possible."

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	S (%)	Limb	**NiEq (%)
SNUG-23-013	314.20	316.15	1.95	1.64	1.22	0.08	20.3	N3 FH	2.35
SNUG-23-013	508.50	511.05	2.55	1.90	0.83	0.10	25.1	N3 Main	2.46
SNUG-23-016	168.45	174.55	6.10	0.53	1.02	0.03	8.1	N2	1.06
incl	172.15	174.55	2.40	1.02	2.13	0.06	15.8	N2	2.11
SNUG-23-018	171.80	181.65	9.85	0.77	0.95	0.04	11.1	N2	1.28
incl.	171.80	177.40	5.60	0.50	1.13	0.03	7.6	N2	1.06
and	179.20	181.65	2.45	1.75	0.72	0.09	24.2	N2	2.24
SNUG-23-018	268.20	268.75	0.55	3.15	3.48	0.10	27.5	N3	4.93
SNUG-23-018	466.40	471.20	4.80	0.87	1.96	0.05	12.0	N3	1.85
incl.	466.40	469.05	2.65	1.45	0.79	0.07	17.6	N3 Main	1.95
SNUG-23-024	266.20	267.75	1.55	1.54	0.37	0.07	19.3	N3 Main	1.84
SNUG-23-025	242.00	244.75	2.75	0.68	0.79	0.04	9.6	South	1.11
SNUG-23-025	276.45	287.25	10.80	0.49	1.27	0.03	7.1	South	1.12
SNUG-23-025	289.90	296.10	6.20	0.67	0.57	0.03	8.8	South	0.98
SNUG-23-025	316.35	325.60	9.25	1.35	0.67	0.07	17.8	South	1.78

*Length refers to drillhole length and not true width.

**NiEq was calculated assuming a price of $US 8.05/lb for Ni, $US 3.67/lb for Cu and $US 15.16/lb for cobalt with no adjustments for recoveries and payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	MINE EAST	MINE NORTH	elevation	Dip	Mine Azimuth	Hole length	comment
SNUG-23-013	35089.5	84760.8	-51.2	-43.8	226.5	545.15	Rig #1 935mL
SNUG-23-014	35089.5	84760.8	-50.8	-44.6	244.5	545.50	Rig #1 935mL
SNUG-23-016	35083.5	84842.9	-9.0	-35.7	229.2	500.20	Rig #2 880mL
SNUG-23-018	35083.6	84842.7	-9.0	-34.4	241.1	503.25	Rig #2 880mL
SNUG-23-024	34917.8	84909.5	-9.4	-15.3	267.6	308.40	Rig #3 895mL
SNUG-23-025	35094.3	84759.1	-52.5	-31.9	157.5	446.54	Rig #1 935mL

The Selebi North mineralization is hosted in an amphibolite that has been tightly folded and mineralization is generally thickest in the embayments and noses of the folds. On the limbs of the folds, the thickness of the mineralization can be as high as 15 meters in local undulations. The various mineralized zones have been named N2, N3 and South Limb to demarcate their location on the folded structure. Narrow high grade N3 mineralization extends beyond the limits of the amphibolite and occurs as massive and semi massive sulphide within the country rock gneiss.

The underground drill program will be carried out from seven drill bays. Three drill rigs are currently operating from drill bays on the 880L, 895L and 935L, and targeting the areas nearest existing mine development. The mineralized envelope is tightly folded and the location of the available drill bays is limited, meaning that drill holes will not necessarily intersect mineralization perpendicular to the strike and dip. Additional drilling is needed to estimate true width and define the folded mineralization.

Drilling Continues

As of October 31, 2023, a total of 10,387 metres in 32 drillholes have been completed from the initial three underground drill bays. During this initial phase, drilling is targeting the area down plunge of mine infrastructure to characterize the remaining resource. Concurrently, step-out drilling will occur further down plunge with the aim to demonstrate upside potential which will support a future MRE. Assay results for completed holes will be released as they are received and confirmed by the Company.

Additional drill holes in the N2, N3 and South Limb mineralization have been recently concluded and are now in the process of preparation for shipment to the lab for testing. Core photos from these holes can be viewed as figure 3, 4 and 5 at the end of this news release.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Québec, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate reported herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Botswana staff. Survey data is collected using a three component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101and/or obtain an updated MRE in respect of the Selebi Mines; the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same; the ability and timing of the Company to complete PEAs on the Selebi Mines; the benefits and anticipated costs of acquiring Phikwe South and the Southeast Extension; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

Figure 2: Selebi North Drill Hole Location

UNDERGROUND
WORKINGS
#4 SHAFT
810L EXPLORATION DRIFT
SNUG-23-024
N2
historic resources
SNUG-23-025
SNUG-23-018
SNUG-23-016
South
Limb
SNUG-23-014
SNUG-23-013
exploration target

Figure 3: Recent N3 Limb and South Limb Core Photos (Assays Pending)

SNUG-23-056 South Limb

Figure 4: Recent N3 Limb and South Limb Core Photos (Assays Pending)

SNUG-23 -057 N3 Main

Figure 5: Recent N3 Limb and South Limb Core Photos (Assays Pending)

SNUG-23-058 N2 Limb